UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Calumet Specialty Products Partners, LP
(Name of Issuer)

Common Units representing limited partnership interests
(Title of Class of Securities)

131476103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 131476103	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS David M. Knott, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,407,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,407,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,407,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Cusip No. 131476103	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Dorset Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,325,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,325,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Cusip No. 131476103	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Dorset Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Cusip No. 131476103	13G	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS Knott Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,069,276
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,069,276
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,069,276
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Cusip No. 131476103	13G	Page 6 of 8 Pages

Item 1(a).	Name of Issuer:

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

Item 2(d).	Title of Class of Securities:

Item 2(e).	CUSIP Number:

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Cusip No. 131476103	13G	Page 7 of 8 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of the event requiring this filing, the following Reporting Persons are the beneficial owners of more than five percent of the class of securities of Calumet Specialty Products Partners, LP (the “Company”), either as Common Units or options (“Options”) of the Company fully exercisable within 60 days of such event, none of which Options has been exercised:

1. David M. Knott, Jr.: see Rows 5 through 9 and 11 on page 2

2. Dorset Partners LLC (as successor in interest to Dorset Management Corporation, pursuant to merger): see Rows 5 through 9 and 11 on page 3

3. Dorset Management Corporation (despite merger into Dorset Partners LLC, separate disclosure for Dorset Management Corporation made in this Item 4 for clarity): see Rows 5 through 9 and 11 on page 4

4. Knott Partners, L.P.: see Rows 5 through 9 and 11 on page 5

(b)

Percent of class:

1. David M. Knott, Jr.: see Row 11 on page 2

2. Dorset Partners LLC: see Row 11 on page 3

3. Dorset Management Corporation: see Row 11 on page 4

4. Knott Partners, L.P.: see Row 11 on page 5

(c)	Number of Common Units as to which the person has:

	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of:
(iv)

Shared power to dispose or to direct the disposition of:

1. David M. Knott, Jr.: see Rows 5 through 8 on page 2

2. Dorset Partners LLC: see Rows 5 through 8 on page 3

3. Dorset Management Corporation: see Rows 5 through 8 on page 4

4. Knott Partners, L.P.: see Rows 5 through 8 on page 5.

Item 5.	Ownership of Five Percent or Less of a Class: Dorset Management Corporation (per merger into Dorset Partners LLC): see Rows 5 through 9 and 11 on page 4

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Cusip No. 131476103	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	13 February 2024

/s/ David M. Knott, Jr.
David M. Knott, Jr.

DORSET PARTNERS LLC, for itself and as successor in interest to Dorset Management Corporation

By: /s/ David M. Knott, Jr.
Executive Managing Member Name: David M. Knott, Jr.

KNOTT PARTNERS, L.P. By: Knott Partners Management, LLC, as general partner

By: /s/ David M. Knott, Jr.
Executive Managing Member Name: David M. Knott, Jr.